SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

_______________

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

ESMARK INCORPORATED

(Name of Issuer)

Common Stock, $0.01 par value (“Shares”)

(Title of Class of Securities)

296475106

(CUSIP Number)

Peter Langerman

Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway

Short Hills, New Jersey 07078

973-912-2100

with a copy to:

Daniel S. Sternberg

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

November 27, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

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CUSIP No. 296475106	13D	Page 2 of 9 Pages

The information required on this cover page shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 296475106	13D	Page 3 of 9 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Franklin Mutual Advisers, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ X ]
3	SEC USE ONLY
4	SOURCE OF FUNDS See Item 3
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 23,740,689 (See Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 23,740,689 (See Item 5)
WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,740,689 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.3% (See Item 5)
14	TYPE OF REPORTING PERSON IA, OO (See Item 4)

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CUSIP No. 296475106	13D	Page 4 of 9 Pages

Item 1.        Security and Issuer.

This statement relates to the common stock, $0.01 par value (the “Common Stock”), of Esmark Incorporated (f/k/a Clayton Acquisition Corporation), a Delaware corporation (“New Esmark”), whose principal executive offices are located at 1134 Market Street, Wheeling, West Virginia 26003. On November 27, 2007, pursuant to an Agreement and Plan of Merger and Combination, among New Esmark, Wheeling-Pittsburgh Corporation (“Old WPC”), Wales Merger Corporation, a wholly owned subsidiary of New Esmark (“WPC Merger Sub”), Esmark Incorporated (“Old Esmark”), and Clayton Merger, Inc., a wholly owned subsidiary of New Esmark (“Esmark Merger Sub”), dated as of March 16, 2007 and amended on October 22, 2007 (the “Merger Agreement”), (a) Esmark Merger Sub merged into Old Esmark (the “Esmark Merger”), with Old Esmark continuing as the surviving corporation and a wholly owned subsidiary of New Esmark under the name “Esmark Steel Service Group Inc.” and (b) WPC Merger Sub merged into Old WPC, with Old WPC continuing as the surviving corporation and a wholly owned subsidiary of New Esmark under the name “Wheeling-Pittsburgh Corporation.”

Item 2.	Identity and Background.

This statement is filed by Franklin Mutual Advisers, LLC (“FMA”).

The principal business address of FMA is 101 John F. Kennedy Parkway, Short Hills, NJ 07078. FMA is an investment adviser registered with the U.S. Securities and Exchange Commission and investment adviser to Franklin Mutual Series Fund Inc. FMA is a Delaware limited liability company.

The names, addresses, principal occupations and citizenship of each executive officer and director and each controlling person, if any, of FMA are set forth in Exhibit A attached hereto.

Neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The securities reported in Item 5 as beneficially owned by FMA were acquired with funds of approximately $437.9 million (including brokerage commissions), all of which funds were provided from investment capital of FMA’s respective investment management clients or through the conversion in the WPC Merger and the Esmark Merger of Old Esmark Shares and the Notes (as defined and more fully described in Item 5 below).

Item 4.	Purpose of Transaction.

FMA acquired the Common Stock for investment purposes. FMA will take an active interest in the business and affairs of New Esmark commensurate with its investment management clients’

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CUSIP No. 296475106	13D	Page 5 of 9 Pages

equity interest, including regular communications with New Esmark. Other than as described in the preceding sentence, FMA does not currently have any plans or proposals that relate to or would result in any of the actions described in paragraphs (a) through (j) of the instructions to Item 4 of Schedule 13D.FMA may in the future purchase additional shares of Common Stock or other securities of New Esmark, in the open market, in privately-negotiated purchases or otherwise, or sell some or all of its Common Stock. Additionally, FMA reserves the right from time to time to formulate plans or proposals regarding New Esmark or any of its securities and to carry out any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, to the extent deemed advisable by FMA.

Item 5.	Interest in Securities of the Issuer.

(a), (b)   Certain investment management clients of FMA (the “Investment Management clients”) owned (i) 47,185.89916 shares of common stock, no par value, of Old Esmark (the “Old Esmark Common Shares”) and (ii) 175,760.43837 shares of Series A Preferred Stock, par value $1.00 per share (the “Old Esmark Preferred Shares,” and together with the Old Esmark Common Shares, the “Old Esmark Shares”). As a result of the Esmark Merger and in accordance with terms and provisions of the Merger Agreement, the Old Esmark Shares were converted into 12,654,345 shares of Common Stock.

The Investment Management clients also owned $22,500,000 principal amount of Senior Unsecured Exchangeable Promissory Notes (the “Notes”), of Wheeling-Pittsburgh Steel Corporation, a wholly owned subsidiary of Old WPC. As a result of the WPC Merger and in accordance with the terms and provisions of the Notes and the Merger Agreement, the Notes were converted into 1,135,682shares of Common Stock.

As contemplated by the Merger Agreement, pursuant to their obligations under that certain Standby Purchase Agreement (the “Standby Purchase Agreement”), between FMA, as agent for the Investment Management clients, and New Esmark, dated as of November 27, 2007, the Investment Management clients purchased an additional 9,950,662 shares of Common Stock for an aggregate purchase price of $189,062,578.

Investment management contracts with FMA’s Investment Management clients grant to FMA sole voting and investment discretion over the securities owned by the Investment Management clients. Therefore, FMA may be deemed to be, for purposes of Regulation 13D-G under the Act, the beneficial owner of 23,740,689 shares, representing approximately 60.3% of the outstanding shares of Common Stock.

FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of Franklin Resources, Inc. (“FRI”). Beneficial ownership by investment management subsidiaries and other affiliates of FRI is being reported in conformity with the guidelines articulated by the SEC staff in Release No. 34-39538 (January 12, 1998) relating to organizations, such as FRI, where related entities exercise voting and investment powers over the securities being reported independently from each other. The voting and investment powers held by FMA are exercised independently from FRI (FMA’s parent holding company) and from all other investment management

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subsidiaries of FRI (FRI, its affiliates and investment management subsidiaries other than FMA are, collectively, “FRI affiliates”). Furthermore, internal policies and procedures of FMA and FRI establish informational barriers that prevent the flow between FMA and the FRI affiliates of information that relates to the voting and investment powers over the securities owned by their respective investment management clients. Consequently, FMA and the FRI affiliates report the securities over which they hold investment and voting power separately from each other for purposes of Section 13 of the Act.

Charles B. Johnson and Rupert H. Johnson, Jr. (the “Principal Shareholders”) each own in excess of 10% of the outstanding common stock of FRI and are the principal stockholders of FRI. However, because FMA exercises voting and investment powers on behalf of its investment management clients independently of FRI, the Principal Shareholders, and their respective affiliates, beneficial ownership of the securities being reported by FMA is being attributed only to FMA. FMA disclaims any pecuniary interest in any of the Securities. In addition, the filing of this statement on behalf of FMA should not be construed as an admission that it is, and it disclaims that it is, the beneficial owner, as defined in Rule 13d-3, of any of the Securities.

Furthermore, FMA believes that it is not a “group” with FRI, the Principal Shareholders, or their respective affiliates within the meaning of Rule 13d-5 under the Act and that none of them are otherwise required to attribute to each other the beneficial ownership of the Securities held by any of them or by any persons or entities for whom or for which FRI subsidiaries provide investment management services.

(c) Other than the transactions described in this Item 5, neither FMA nor, to the best of its knowledge, any of the persons listed in Exhibit A, have effected any transactions in the Common Stock during the 60-day period preceding the date this statement was filed.

(d) No person other than the investment management clients of FMA is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities being reported herein.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On November 27, 2007, in connection with, and as a condition to the Investment Management clients’ obligations under the Standby Purchase Agreement, FMA, as agent for the Investment Management clients, and New Esmark entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, New Esmark has granted the Investment Management clients customary “demand”, “piggyback” and “shelf” registration rights with respect to any shares of Common Stock held by the Investment Management clients.

The foregoing description of the terms of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as Exhibit C to this report.

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Item 7.	Material to be Filed as Exhibits.

Exhibit A: Executive Officers of Reporting Person

Exhibit B: Transactions in the Past Sixty Days

Exhibit C. Registration Rights Agreement, by and among Clayton Acquisition Corporation and Franklin Mutual Advisers, LLC, as agent for the Investors listed on the signature page thereto, dated as of November 27, 2007 (incorporated by reference to Exhibit 10.2 of Esmark Incorporated’s Current Report on Form 8-K, filed with the SEC on December 3, 2007).

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CUSIP No. 296475106	13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 7, 2007	FRANKLIN MUTUAL ADVISERS, LLC
/s/Bradley D. Takahashi_________
By: Bradley D. Takahashi
Title: Vice President

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CUSIP No. 296475106	13D	Page 9 of 9 Pages

EXHIBIT A

EXECUTIVE OFFICERS OF REPORTING PERSON

Except where otherwise noted, each of the individuals named below is a citizen of the United States with a principal business address as indicated below.

Name	Principal Occupation	Residence or Business Address
Peter A. Langerman	Chairman, President and Chief Executive Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Michael J. Embler	Senior Vice President and Chief Investment Officer, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Bradley D. Takahashi	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Philippe Brugere-Trelat (citizen of France)	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Shawn M. Tumulty	Vice President, FMA	Franklin Mutual Advisers, LLC 101 John F. Kennedy Parkway Short Hills, New Jersey 07078-2789
Steven J. Gray	Secretary, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Mark L. Constant	Treasurer, FMA	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Craig S. Tyle	Chief Legal Officer, FMA; Executive Vice President and General Counsel, FRI	Franklin Resources, Inc. One Franklin Parkway San Mateo, CA 94403-1906
Timothy S. Stearns	Chief Compliance Officer, FMA	Templeton Investment Counsel, LLC 500 East Broward Blvd., Suite 2100 Fort Lauderdale, FL 33394-3091

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FRI: Franklin Resources, Inc.

One Franklin Parkway
San Mateo, CA 94403-1906

A diversified financial services holding company whose primary business is providing, through operating subsidiaries, investment management, fund administration and other related services to the open- and closed-end investment companies comprising the Franklin Templeton Group of Funds, managed accounts and other investment products. FRI is the indirect parent entity to FMA.

FMA: Franklin Mutual Advisers, LLC

101 John F. Kennedy Parkway
Short Hills, New Jersey 07078-2789

An investment adviser registered with the SEC and investment manager to a number of open-end investment companies or other managed accounts, including the Franklin Mutual Series Fund Inc. FMA is a limited liability company, the managing member and sole member of which is Franklin/Templeton Distributors, Inc., which in turn is a wholly-owned subsidiary of FRI.

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EXHIBIT B

TRANSACTIONS IN THE PAST SIXTY DAYS

See Item 5 of the Schedule 13-D to which this Exhibit B is attached.

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